SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: april 8, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Analyst and Investor Presentation



Eletrobras

Disclaimer

This presentation may contain **estimates and projections** that **are not statements of past events,** but reflect **beliefs and expectations of our administration** and may constitute estimates and projections about **future events** pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

The words "believe", "may", "estimate", "continue", "anticipates," "intends," "hopes," and the like aims to identify **estimates that necessarily involve risks and uncertainties, known or unknown.**

Risks and uncertainties known include, but are not limited to: **economic, regulatory, political and commercial conditions** general in Brazil and abroad, **changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by the consumer, competitive conditions,** our level of **indebtedness,** the possibility of receiving **payments related to our receivables, changes in the levels rain and water** in the reservoirs used to operate our hydroelectric dams, our **financing plans and capital investment, government regulations** and other risks described in our annual report and other documents registered in

CVM

Comissão de Valores Mobiliários

Estimates and projections refer only to the date on which they were expressed and we do not assume **any obligation to update any of these estimates or projections** due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and **the investor should not rely solely on the information contained herein.**

This material contains **calculations that may not reflect accurate results due to rounding.**

CRISIS AND RESTRUCTURING



STATUS IN **2016**

Fragility in governance and *compliance*

6 material weaknesses

Actions ***DoJ***, ***Securities and Exchange Commission*** and ***class actions***

High indebtedness

$$\frac{\text{Net Debt}}{\text{Ebitda}} = \mathbf{8.8}$$

Low operational *performance*

+ R$ 3 bi / per year (+55%)



Regulatory cost
Real cost



Eletrobras
P&D
SHAREHOLDINGS
Eletrobras Cepel
Eletrobras Eletropar
175 SPEs in Brasil
2 SPEs on abroad
GENERATION
GENERATION AND TRANSMISSION
DISTRIBUTION
ITAIPU BINACIONAL
Eletrobras Eletronuclear
Eletrobras Amazonas GT
Eletrobras CGTEE
Eletrobras Furnas
Eletrobras Chesf
Eletrobras Eletronorte
Eletrobras Eletrosul
Eletrobras Distribuição Acre
Eletrobras Distribuição Alagoas
Eletrobras Distribuição Rondônia
Eletrobras Distribuição Roraima
Eletrobras Distribuição Amazonas
Eletrobras Distribuição Piauí

STATUS IN 2018

Governance and Compliance


N.º of Material Weaknesses
6
4
1
1
1
1
ND
0
2015
2016
2017
1Q18
2Q18
3Q18
4Q18
Target 2018

Financial Discipline


Net Debt
Ebitda managerial
6.50
8.50
6.10
3.70
3.70
3.40
3.30
3.1
<3,00
2015
3T16
2016
2017
1Q18
2Q18
3Q18
4Q18
Target 2018

Operational Excellence


PMSO recurring
PMSO regulatory
1.55
1.54
1.33
1.33
1.14
1.14
1.12
1.00
2015
2016
2017
1Q18
2Q18
3Q18
4Q18
Target 2018

Forecast of evolution of SPEs	
Current position	172
Sold in 2018 (2)	25
For Sale	47
To be incorporated	14
To be extinguished	35
Estimated total in 2021	**51**

Book Value

R$ 1.75 billion


Eletrobras
P&D
Eletrobras Cepel
SHAREHOLDINGS
Eletrobras Eletropar
172 SPEs (1) in Brasil
2 SPEs abroad
GENERATION
ITAIPU BINACIONAL
Eletrobras Eletronuclear
GENERATION AND TRANSMISSION
Eletrobras Furnas
Eletrobras Chesf
Eletrobras Amazonas GT
Eletrobras Eletronorte
Eletrobras CGTEE
Eletrobras Eletrosul
Incorporation Ongoing

Eletrobras (1) The number of SPEs is taking into account the direct and indirect interests in SPE, and disregarding the SPEs that participate in more than one Eletrobras Company. Ceal had its transfer of control to Equatorial Energia SA on March 18, 2019. (2) The transfer of control of the 25 SPES sold in 2018 is expected to be concluded in 2019.

This presentation may contain estimates and projections. See Disclaimer.

PDNG 2019-2023
Financial Discipline

Privatization and Sales **R$ 2.97 billion**

CELG Distribuição

Eletrobras Distribuição Acre
Eletrobras Distribuição Alagoas
Eletrobras Distribuição Amazonas
Eletrobras Distribuição Piauí
Eletrobras Distribuição Rondônia
Eletrobras Distribuição Roraima

26 SPEs	R$ 1.3 billion

Shares

energisa	R$ 364.7 million
Tumarin	R$ 46 million
CPFL Energia	R$ 70 million
AES Eletropaulo	R$ 95 million

60% investment reduction


R$ 50 bi
R$ 35 bi
R$ 19 bi
R$ 30,10 bi
R$ 12 bi
Angra
PDNG 15-19
PDNG 17-21
PDNG 18-22
PDNG 19-23

R$ 1.42 bi
tax optimization (2017-2018)

Zero Base Budget (under implementation)

	Main works completed		% of Eletrobras
G	**20,244 MW**		**10,644 MW**
	Santo Antonio	3,568	1,392
	Jirau	3,750	1,838
	Mauá 3	591	591
	São Manoel	700	231
	Teles Pires	1,820	892
	Sinop	402	197
	Belo Monte (dez/19)	11,233	5,504
T	**2,092 km**		**1,025 km**
	Belo Monte Transmissora		

RESULTS OF **PRIVATIZATION**


Eletrobras
Distribuição Roraima
Eletrobras
Distribuição Piauí
Eletrobras
Distribuição Amazonas
Eletrobras
Distribuição Alagoas
Eletrobras
Distribuição Acre
Eletrobras
Distribuição Rondônia

DISTRIBUTION COMPANIES

- ✓ Ceal
- ✓ Cepisa

▶ **Equatorial**

- ✓ Ceron
- ✓ Eletroacre

▶ **Energisa**

- ✓ Boa Vista
- Amazonas D (expected for 04/10/2019)

▶ **Consórcio Oliveira Energia**

PRIVATIZATION RESULTS

Transfer of distribution companies in 2019

Distribution Company	Sale Contract	Accounting Effect	Negative equity reversal
Ceal	March/2019	1Q19	**R$ 1 billion**
Amazonas D	April/2019 (forecast)	2Q19	**R$ 4 billion**
Ceron, Boa Vista, Eletroacre e Cepisa	In 2018	4Q18	**R$ 3 billion**
			after the capitalization to be made by Eletrobras, before the sale

R$ 134 million potential reversal of Contingencies in 2019

Eletrobras Distribution business was classified as discontinued operations.

* Only considers the companies, Cepisa, Ceron, Eletroacre and Boa Vista, transferred until 12.31.2018. The effects of the assumption of debt / credit and reversion of PL of Amazonas and Ceal for accounting purposes will only occur in 2019.

SALE EFFECTS

Auction of 6 Distribution Companies which presented a loss of R$ 4,179 million in 2017 and a loss of R$ 1,879 million in 2018.

Employee Reductions	
Boa Vista, Cepisa, Ceron and Eletroacre 4 Disco's already transferred	**- 3,688**
Amazonas D and Ceal Disco's to be transferred in 2019 (ongoing)	**- 2,958**
Total	**- 6,636** employees

R$ 3.2 billion *
CCC receivables

R$ 2.4 billion *
Financing receivables

R$ 739 million *
Reversal of labor contingencies

R$ 14,205 million Assumption of Petrobras Debt / BR

OPERATIONAL EXCELLENCE PERSONNEL



-17% employees
+4.6% cost P
-33.8% employees
-26.4% cost P
26,008 employees
R$ 6.5 bi of cost
21,563 employees
R$ 6.8 bi of cost
14,275 employees
R$ 5.0 bi of cost
12,075 estimated employees
R$ 4.2 bi of recurring cost
- 53.6% Employees
- 35.4% cost
Variation since 2016
2016
2017
2018
2020 estimated

Year	2019	2020
Number of employees	-1,145	-1,042
Estimated savings (R$ million)	(492)	(400)

Note: The number of employees and costs for 2018 excludes the 6 distributors. The effects of adherence to the PDC 2018, 2019 and 2020 occur proportionally to the dates of dismissals of employees. The estimated values do not consider readjustments of collective agreements as from 2019.

MAIN MEASURES

Extraordinary Retirement Plan – PAE
2,055 adhesion

Consensual Dismissal Plan – PDC
905 adhesion in 2018
436 adhesion in **2019**
being 94 applications under evaluation

Privatization of **Celg-D**
- 1,944 employees

Privatization of
6 **Distribution Companies**
- 6,636 employees

OPERATING EXCELLENCE
SUPPLIES, SERVICES AND OTHERS



-4.7%
-24.3%
+0.8%
5,087 MSO cost
4,849 MSO cost
3,669 MSO cost
3,700 MSO cost
3,300 Estimated MSO cost
- 35.1% MSO cost
Variation since 2016
2016
2017
2018
2019 estimated
2020 estimated

Reduction:

- Administrative Measures to Reduce third-party costs and Rents;
- Privatization of Distribution Companies.

This presentation may contain estimates and projections. See Disclaimer.

Note: 2018 MSO cost excludes the 6 DisCos.

PDNG 2019-2023
Governance and Compliance

Programa de Integridade Eletrobras 5 Dimensões

Standardization of **statutes** in all Eletrobras companies

90% of the **Board of Directors and 97%** of the **Executive Board** replaced

Audit and Evaluation

Installation of the **Statutory Audit Committee**

200 Board of Directors and Executive Board of the Eletrobras companies independently **assessed**

190 Board of Directors in **SPEs** and associated companies **evaluated**

Measures adopted

DoJ
End of investigation without sanctions

US$ 14.75 million
class actions Deal

US$ 2.5 million
SEC Agreement

R$ 161.8 million
Reimbursement for the Leniency Agreement with the Ministry of Transparency, CGU and Odebrecht

Certifications

IG SEST NÍVEL 1

DESTAQUE EM GOVERNANÇA DE ESTATAIS [B]³

Índice de Sustentabilidade Empresarial ISE

This presentation may contain estimates and projections. See Disclaimer.

EVOLUTION OF OUR BUSINESS



Eletrobras

Spillway – Itaipu Binacional



GENERATION

In 2018,

+ 1,667 MW = 49,801 MW

30.5% of the country

Highlights
TPP Mauá
HPP Belo Monte
HPP São Manoel

8,990 MW

Eletronuclear + Itaipu
5.5% of the country


Eletrobras
163,441 MW
total of the country

Eletrobras by Source


2,403 MW
5%
1,990 MW
4%
1,187 MW
2%
44,221 MW
89%
Hydro
Thermal
Nuclear
Wind + solar

Eletrobras

BRASIL INTERCONNECTION

The largest transmission company in Latin America

2018



Existente
Futuro
LTs Empresas Eletrobras
LTs Empresas Eletrobras com parceria
LTs Outras Empresas

In 2018,

- 616 km

+ 189 km energizing

- 340 km SPE Intesa transfer

- 504 km sold by Eletronorte to CEA

R$ 103 million/year

Allowed Annual Revenue – total AAR (RAP) aggregation in Eletrobras Companies in **2018**

71,068 km of the total of **Transmission lines**

47.3% ≥ 230 kV

LT 230 kV

Furnas: + 97 km

Chesf: + 22 km

SPES Furnas and Eletrosul: + 70 km

This presentation may contain estimates and projections, see disclaimer.

PDNG 2019-2023
Operational Excellence

R$ 1.0 billion/per year
with the approval of **GAG Improvement** for the extended generation concessions.

Angra 3



R$ 480 / MWh
Rate review
at CNPE

Expectation of
resumption of works
with partners,
entry into operation
in Jan/2026.

Up to R$ 11.3 bi
reversal of impairment in the company balance sheet, with **R$ 7.2 billion** already reversed in **4Q18**

FINANCIAL PERFORMANCE 2018



THE VALUE OF ELETROBRAS


12%
BNDESPar
41%
Federal Government
7%
BNDES
4%
Government Funds and CEF
Total
R$ 49.9
billion
36%
Minority

B3 S.A (SP)	NYSE(NY)	Latibex (Madrid)
ELET3 (Common) **ELET6** (Preferred B)	**EBR** (Common) **EBRB** (Preferred B)	**XELTO** (Common) **XELTB** (Preferred B)

Market value X Equity value (R$ billion)
the company from 2010 to 2018


70.3
76.8
67.1
60.5
56.6
42.1
44.2
42.6
56.0
49.9
26.2
26.5
9.7
9
8.5
9
31.7
27.1
33.8
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019*
equity value
market value

* Market value as of 03/29/2019

SCENARIO OF CRISIS **AND RECOVERY**


Shareholders' equity grows over gross debt in 2018
Gross Debt x Shareholders' Equity (R$ billion)
70.3
76.8
67.1
60.5
56.6
45
44.2
44
56.0
53
42.1
44
42.6
31
21
23
30
38
2010
2011
2012
2013
2014
2015
2016
2017
2018
Gross Debt without RGR of companies outside the Eletrobras System
Shareholders' Equity

This presentation may contain estimates and projections. See Disclaimer.

THE ORIGIN OF THE CRISIS AS OF 2012 AND THE RECOVERY

(IN R$ BILLION)

Recovery of Revenues and reduction of expenses from 2016



RBSE
60.3
47.5
45.7
37.9
30.9
35.6
23.8
30.1
32.6
25.0
29.2
11.0
11.7
10.4
11.8
12.5
12.7
9.1
2013
2014
2015
2016
2017
2018
Net operating revenue
Operating Expenses
Personnel, material, services and others

Eletrobras turns into a profitable company and has potential cash generation



20.0
17.8
13.3
7.7
3.5
-3.7
-6.2
-0.4
-3.0
-10.7
-15.0
-1.7
2013
2014
2015
2016
2017
2018
Net Income (Loss)
EBITDA

After MP 579 of 2012, which resulted in a 20% loss of the Net Operating Revenue, the company recovered from 2016 with the receivable of the RBSE and reduction of costs from the new PDNG

This presentation may contain estimates and projections. See Disclaimer.

CONSOLIDATED RESULTS – 2018 (R$ MILLION)

	2017	2018	Variation	
ROL pro forma	**21,802**	**21,748**	**-0.2%**	**IFRS 9 e 15** on transmission revenue
(-) PMSO pro forma	-9,362	-8,684	-7%	Implementation of **Dismissa lPlans - PAE/PDC**
(-) Costs and operational expenses pro forma	-6,288	-5,438	-14%	**Energy purchased for resale –** De-verticalization Amazonas GT
(-) Operational provisions pro forma	-614	-555	-10%	
(+) Equity interests pro forma	1,167	1,385	19%	
Ebitda pro forma*	**6,705**	**8,456**	**26%**	
(-) Impairment and Onerous Contract	-130	7,900	-6156%	**Reversal of Impairment and onerous** contract of Angra 3
(-) Non recurring items	1,168	3,635	211%	**Reversal of Negative Equity** of DisCos **amounting to R$ 2.9 billion**
Ebitda CVM	**7,743**	**19,990**	**158%**	
Depreciation and Amortization	-1,524	-1,702	12%	
Financial Result	-1,736	-578	-67%	Agreement with **Eletropaulo** of **R$ 1 billion** and **leniency** of **R$ 162 million**
Income tax and social contribution	-2,029	-2,484	22%	
Result of discontinued operations	-4,179	-1,879	-55%	**Result** of 6 **sold DisCos**
Net Income CVM	**-1,726**	**13,348**	**873%**	
Non recurring items	5,631	-8,126	-246%	
Recurrent Net Income (without RBSE)	**3,905**	**5,132**	**31%**	

*Excluding RBSE; Proinfa; PAE, PDC, expenses and independent investigation findings, retroactive payment to Enel by TUSD of Eletronuclear, contingency, onerous contracts, Impairment, Provision for losses on Investments, Adjustments to market value, Para Rate (TFRH), ANEEL CCC Provision.

CONSOLIDATED RESULTS – 4Q18 (R$ MILLION)

	4Q17	4Q18	Variation	
ROL pro forma	**5,741**	**6,107**	**6%**	
(-) PMSO pro forma	-2,863	-2,497	-13%	
(-) Costs and operational expenses pro forma	-1,728	-1,409	-19%	
(-) Operational provisions pro forma	-414	-273	-34%	
(+) Equity interests pro forma	150	498	232%	
Ebitda pro forma*	**904**	**2,427**	**168%**	
(-) Impairment and Onerous Contract	-1,663	7,732	565%	➡ **Reversal of *Impairment*** and onerous contractos of Angra 3 in the amount of **R$ 5,9 billion**
(-) Non recurring items	-795	3,233	507%	➡ **Reversal of Negative Equity** of DisCos
Ebitda CVM	**-1,554**	**13,392**	**962%**	
Depreciation and Amortization	-389	-433	11%	
Financial Result	-605	-537	-11%	
Income tax and social contribution	180	-473	-363%	
Result of discontinued operations	-1,630	123	108%	➡ **Result** of 6 **sold DisCos**
Net Income CVM	**-3,998**	**12,073**	**402%**	
Non recurring items	4,584	-10,641	-332%	
Recurrent Net Income (without RBSE)	**586**	**1,432**	**144%**	

*Excluding RBSE; Proinfa; PAE, PDC, expenses and independent investigation findings, retroactive payment to Enel by TUSD Eletronuclear, contingency, onerous contracts, Impairment, Provision for losses on investments, Adjustments to market value, Para Rate (TFRH), ANEEL CCC Provision.

NET INCOME

(R$ MILLION)


+402%
+863%
12,073
13,348
1,124
2,399
Others
7,243
Reversal NPP Angra
7,243
3,706
Reversal of Transferred Discos
3,706
4Q17
4Q18
2017
2018
-3,998
-1,726

4Q18

1. Reversal of Impairment and Onerous Contract Angra III: R$ 5.9 billion
2. Reversal of Negative Shareholders' Equity and contingencies of Distributors transferred of R$ 3,706 million
3. Reversal of contingencies for the compulsory loan of R$ 563 million

2018

1. Reversal of Impairment and Onerous Contract Angra III : R$ 7,243 million
2. Reversal of Negative Shareholders' Equity and contingencies of Distributors transferred of R$ 3,706 million
3. RBSE - R$ 3,370 million
4. Reversal of provisions of Taxa Pará – R$ 1.1 billion
5. Loss of R$ 1.8 billion of the distribution companies;
6. Constitution of contingencies for compulsory loan of R$ 1.3 billion


Nuclear fuel pool of Angra 2-
Eletrobras Eletronuclear

RESULTS OF ELETROBRAS COMPANIES - R$ MILLION


2017
NUCLEAR (543)
ENORTE 2,049
FURNAS 1,422
CHESF 1,044
AME GT (288)
ESUL 353
SPE -
CGTEE (1,170)
ELETROPAR 39
OP. DESCONT. (4,179)
2018
NUCLEAR 515 7,243 7,758
ENORTE 2,777
FURNAS 1,071
CHESF 266
AME GT 167
ESUL 130
SPE 109
CGTEE 28
ELETROPAR 13
OP. DESCONT. (1,879)

Eletrobras

DIVIDENDS

- Dividends and/or own interest on capital totaling not less than 25% (twenty-five percent) of adjusted net income;

- Class "A" preferred shares shall be given priority in the receipt of dividends distributed each fiscal year, at a rate of 8% (eight percent) per annum on the capital relative to this type and class of shares;

- Class "B" preferred shares shall be given priority in the receipt of dividends distributed each fiscal year, at a rate of 6% (six percent) per annum on the capital relative to this type and class of shares;

- Preferred shares are ensured the right to receive dividends distributed in the fiscal year, per share, at least 10% (ten percent) higher than the amount assigned to common shares in the respective year.

Type of shares	Total proposed for the AGM 59th to be paid by December 2019 (R$ thousands)	R$/share	Dividend Yield (%)
Preferred shares A (1)	272	1.85151809872	6.573
Preferred shares B	368,596	1.38863857404	4.929
Common shares	881,132	0.810571583197	3.345
Total	**1,250,000**		

An additional R$ 2,291.8 million was allocated to the Dividends Reserve and will be payed according to the cash flow of the Company.

(1) Due to low liquidity, it is being considered for preferred A the same price as of preferred B.

FINANCIAL DISCIPLINE

Target	NET DEBT / ADJUSTED EBITDA	< 3,0

NET DEBT/EBITDA



23.4
23.4
23.4
22.7
20.3
18.6
17.6
19.6
26.1
6.1
5.7
4.7
4.1
3.7
3.7
3.4
3.3
3.1
dez-16
mar-17
jun-17
set-17
dez-17
mar-18
jun-18
set-18
dez-18
NET DEBT
NET DEBT/MANAGEMENT EBITDA

	dez-16	mar-17	jun-17	set-17	dez-17	mar-18	jun-18	set-18	dez-18
EBITDA (LTM)	3.8	4.0	4.9	5.5	5.5	5.0	5.2	6.0*	8.5**

* Excludes only Ceron, Eletroacre, Boa Vista and Cepisa
** Excludes Ceron, Eletroacre, Boa Vista and Cepisa, already transferred, as well as Ceal and Amazonas pro forma

R$ million

NET DEBT	12/31/2018
GROSS DEBT(1)	54,841
(-) RGR of other companies[2]	-1,950
(-) RGR of Amazonas and Ceal pro forma [3]	-1,370
(-) Purchase of Shares with the RGR resources[4]	-535
= GROSS DEBT Pro forma	50,986
(-) (Cash and Cash Equivalents + Securities)	-7,285
(-) Financing Receivable (discounted RGR from Others)[2]	-11,925
(+) Financing Receivable from RGR Amazonas and Ceal Pro forma3	+1,370
(-) Financing Receivable RGR Amazonas and Ceal Pro forma3	-1,370
(+) Financing Remaining RO (ED Alagoas and AmD) pro forma 5	+3,521
(-) Net balance of Itaipu Financial Asset	-2,157
NET DEBT	26,098

1. Due to the reclassification of Amazonas D to "Assets available for sale", the debt corresponding to the repurchased suppliers, which will be assumed by Eletrobras, was reclassified to consolidated loans and financing, impacting the Company's gross debt. According to the decision of the 170th Extraordinary Shareholders' Meeting, Eletrobras will only begin to assume these debts, with the effective transfer of control of Amazonas D;
2. Pro forma debt and receivables related to financing granted by RGR, owed by companies outside the Eletrobras group, including Ceron, Eletroacre, Boa Vista and Cepisa, were transferred, since Eletrobras is only a management company of debt.
3. Provisions were excluded from financing proceeds from RGR, owed by Amazonas and Ceal, since Eletrobras, after the transfer of these companies, will not be responsible for this debt, under the terms of item 2. RGR receivables owed by Amazonas and Ceal are not consolidated in the credits receivable and, therefore, the entry and exclusion of said credits are being excluded.
4. RGR liabilities referring to the federalization of the CEAM Distributor, incorporated by Amazonas D, and to the purchase of Celpa's shares, to be paid pursuant to Articles 21-A and 21-B of Law 12,783 / 2013;
5. Financing agreements signed, to be paid by Amazonas (R$ 1,958 million) and Ceal (R$ 1,563 million) to Eletrobras when they are transferred, including Pro Forma. Disregard other rights.

This presentation may contain estimates and projections. See Disclaimer.

DEBT AND DEBT PROFILE
(R$ MILLION)

Average rate of 6.4% per year

Financing and Loans: R$ 54,373*


10,649
190
6,515
4,540
3,621
CDI
IPCA
TJLP
SELIC
Outros


14%
23%
63%
FOREIGN CURRENCY
NATIONAL CURRENCY
RGR


11,285
1,079
245
USD not indexed
USD with LIBOR
EURO

With debenture →

	2019	2020	2021	2022	2023	2024	After 2024	Total
Consolidated	12,109	7,273	12,761	5,131	4,238	2,862	10,503	54,841

It does not include R$ 468 million in Debentures.

This presentation may contain estimates and projections. See Disclaimer.

INVESTMENTS 2019-2023 (R$ million)

CAPEX Estimated	2019	2020	2021	2022	2023	2019 - 2023
Corporate Investments	**4,682**	**5,357**	**6,292**	**5,926**	**5,990**	**28,246**
Generation	2,164	2,931	3,963	3,949	3,976	16,983
Transmission	2,146	2,070	1,990	1,644	1,702	9,552
Infrastructure and others	371	356	339	333	312	1,711
Investments in SPEs	**993**	**390**	**102**	**237**	**207**	**1.930**
Generation	584	56	62	67	94	863
Transmission	409	335	40	170	113	1,067
Total of Investments	**5,675**	**5,747**	**6,393**	**6,163**	**6,197**	**30,176**

Capex NPP Angra 3 (R$ million)	2019	2020	2021	2022	2023	2019 - 2023
2019-2013	**887.8**	**1,875.6**	**2,956.6**	**3,200.7**	**3,138.2**	**12,059.2**

*The total direct costs estimation to Angra 3 conclusion of works is R$ 14.3 billion until 2025.



R$ billion
50.3
35.7
19.7
30.1
PDNG 2015-2019
PDNG 2017-2021
PDNG 2018-2022
PDNG 2019-2023

This presentation may contain estimates and projections. See Disclaimer.

FUTURE PERSPECTIVES

- Continuity of the cost reduction program through **PDNG 2019-2023**;
- Retake of **Angra 3 Plant**, which will add 1.4 GW of installed capacity to the Brazilian matrix;
- **Restructuring** of Amazonas GT with Eletronorte and CGTEE with Eletrosul;
- Continuity of **SPEs' Sale** and other assets from April on.
- Conclusion of Belo Monte Plant, with total capacity of **11,233 MW**
- 110 MW of **wind power plants** that will start operating – **Chesf**
- Filling of **reservoirs** of **Sinop** plant.


HPP Funil - Eletrobras Furnas

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Eletrobras

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